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                            May 14, 2024

       Jianping Kong
       Chief Executive Officer
       Nano Labs Ltd
       China Yuangu Hanggang Technology Building
       509 Qianjiang Road, Shangcheng District
       Hangzhou, Zhejiang, 310000
       People   s Republic of China

                                                        Re: Nano Labs Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed April 29,
2024
                                                            File No. 333-278977

       Dear Jianping Kong:

              We have conducted a limited review of your registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-1 filed April 29, 2024

       General

   1. The Sample Letters to China-Based Companies seek specific disclosure relating to the risk that the PRC government
may intervene in or influence your operations at any time, or may exert control over
operations of your business, which could result in a material change in your
operations and/or the value of the securities you are registering for sale. We remind you
that, pursuant to federal securities rules, the term    control
                                                        (including the terms
controlling,       controlled by,    and    under common control with   ) as
                                                        defined in Securities
Act Rule 405 means    the possession, direct or indirect, of the power
                                                        to direct or cause the
direction of the management and policies of a person, whether through the ownership
of voting securities, by contract, or otherwise.    The Sample Letters
                                                        also seek specific
disclosures relating to uncertainties regarding the enforcement of laws
 Jianping Kong
Nano Labs Ltd
May 14, 2024
Page 2
         and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your disclosure conveys the same risk. For example, and
         without limitation, we note your disclosure that    ...our business,
prospects, financial
         condition and results of operations may be influenced to a significant degree by political,
         economic and social conditions in China,    "The PRC government has
significant
         oversight and discretion over the conduct of our business and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals," and disclosure contained in your risk factor on page 41 titled
         "Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us." Please revise your cover page, summary, and risk factor disclosure relating to legal and operational risks associated with operating in China and PRC regulations for consistency with the Sample Letters.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Eranga Dias at 202-551-8107 or Bradley Ecker at 202-551-4985 with any other questions.



FirstName LastNameJianping Kong                                 Sincerely,
Comapany NameNano Labs Ltd
                                                                Division of
Corporation Finance
May 14, 2024 Page 2                                             Office of
Manufacturing
FirstName LastName